August 12, 2019

Seth M. Shaw
Chief Executive Officer
Tauriga Sciences, Inc.
555 Madison Avenue, 5th Floor
New York, NY 10022

       Re: Tauriga Sciences, Inc.
           Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed August 7, 2019
           File No. 000-53723

Dear Mr. Shaw:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed on August 7, 2019

Proposal 1 - Approval of Amendment to the Articles of Incorporation to Increase Shares of
Common Stock
Current Obligations of the Company to Issue Shares under Certain Convertible
Note
Agreements, page 11

1. We note your response to comment 1. Please expand your disclosure to include the conversion rate and default terms applicable to the convertible debt instrument, dated July
      22, 2019.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Seth M. Shaw
Tauriga Sciences, Inc.
August 12, 2019
Page 2

       Please contact Christine Westbrook at 202-551-5019 or Joe McCann at 202-551-6262
with any questions.



                                                        Sincerely,
FirstName LastNameSeth M. Shaw
                                                        Division of Corporation
Finance
Comapany NameTauriga Sciences, Inc.
                                                        Office of Healthcare &
Insurance
August 12, 2019 Page 2
cc:       Theodore Ghorra, Esq.
FirstName LastName